

February 21, 2014

<u>Via E-mail</u>
Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
4 Tri Harbor Court
Port Washington, New York 11050

        RE: **Aceto Corporation**
                  Form 10-K for the Year Ended June 30, 2013
                  Filed August 29, 2013
                  File No. 0-4217

Dear Mr. Roth:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief